Mail Stop 4561

May 28, 2008

Michael R. Reinhard
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

> **RE:**   **National Penn Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-22537-01**

Dear Mr. Reinhard,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief